September 28, 2016

U.S. Securities and Exchange Commission (“Commission” or “Staff”)

c/o Mr. Martin James, Senior Assistant Chief Accountant

Office of Electronics and Machinery

Mail Stop 3030

Washington, DC 20549

USA

Re:	Silicon Motion Technology Corporation

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 29, 2016

File No. 000-51380

Dear Mr. James:

Reference is made to the letter received from the Commission dated September 16, 2016 regarding Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”) of Silicon Motion Technology Corporation (“SMTC” or the “Company”).

For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. SMTC’s responses to the comments are as follows.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 18. Financial Statements

Note 1. Organization and Operations

Cash Equivalents, page F-9

1.	We note your response and proposed disclosures to comment 1. Similar to your response, please revise future filings to also disclose that you can withdraw your 3-12 month time deposits on demand without advance notice to the bank.

SMTC’s Response:

8F-1, #36 Taiyuan St., Jhubei, Hsinchu 30265, Taiwan	Tel: +886-3-552-6888 Fax: +886-3-552-6988
www.siliconmotion.com

We advise the Commission that in future filings we intend to expand accounting policy disclosure of cash equivalents, specifically that we can withdraw our 3-12 month time deposits on demand without advance notice to banks, and likely as follows:

“The Company considers all highly liquid instruments acquired with a remaining maturity of three months or less when purchased to be cash equivalents. In addition, time deposits with maturities ranging from more than three months to one year are considered qualified as cash equivalents as the nature of the time deposits are similar to cash such that without advance notice to the bank, they can be readily converted into known amounts of cash with the principal of the time deposits protected and not subject to penalty in the event of an early withdrawal. Also, the risk of changes in value because of changes in interest rates is insignificant due to the fact that the Company can still earn interest based on a rate close to the on-going published interest rate applicable for the actual period of the time deposits in the event of an early withdrawal. Cash and cash equivalents are stated at cost, which approximates their fair value.”

Note 3. Business Acquisition, page F-17

2.	We note your response to comment 2 indicating that you substantially complied with the guidance in ASC 805-30-30-7, notwithstanding immaterial differences. In future filings, please revise this note to disclose a method that complies with US GAAP when discussing the method used to value the shares in the acquisition.

SMTC’s Response:

We advise the Commission that in future filings we intend to disclose a method that complies with US GAAP when discussing the method used to value the shares in the acquisition.

In discussing the method used to value the share in the acquisition to comply with the guidance in ASC 805-30-30-7, we will revise our note originally disclosed as “…The value of the 1,560 thousand ordinary shares issued was determined based on the average market price of the Company’s ordinary shares over the 20-day period before the terms of the acquisition were agreed to and announced” to the following:

“…. The value of the 1,560 thousand ordinary shares issued was determined based on the market value of the Company’s common shares at the date of the acquisition, discounted for the fact that the shares are restricted as to their marketability for a period of five years from the issuance date.”

Note 13. Income Taxes, page F-26

3.	We note your response and proposed disclosures to comment 3. Given the significant impact of foreign tax rates on your effective income tax rate, please expand your Operating and Financial Review and Prospects in future filings to discuss the primary taxing jurisdictions where your foreign earnings are derived and the relevant statutory rates.

SMTC’s Response:

We advise the Commission that in future filings we intend to expand our income taxes disclosure to include the primary taxing jurisdictions where our foreign earnings are derived and the relevant statutory rates, and likely as follows:

“Accounting for income taxes. In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are tax resident in numerous taxing jurisdictions around the world and have identified our major tax jurisdictions as Taiwan, Hong Kong, and Korea with statutory tax rate of 17%, 16.5% and 21.52%, respectively…”

The Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing in further detail, please feel free to contact us.

Sincerely,

/s/ Wallace C. Kou

Wallace C. Kou

Chief Executive Officer

cc:	Riyadh Lai (SMTC)

Sherrie Dobrow & Ricky Lin (Deloitte & Touche)